FINANCING AGREEMENT
WEFUNDER

This Agreement (the "*Agreement*") constitutes the understanding and agreement between UNTRUTH LLC ("Producer") and [ENTITY NAME]   ("*Financier*"), in connection with certain investment financing undertaken by Financier regarding the full-length documentary motion picture project tentatively entitled #UNTRUTH (the "*Picture*"). In consideration of the mutual covenants set forth in this Agreement, Financier and Producer agree to the following terms and conditions:

1. SINGLE PURPOSE ENTITY: The parties understand and acknowledge that Producer consists of a single purpose entity formed in the state of Delaware ("*LLC*") which will own all rights, title and interest in the Picture.

2. FINANCING:

    a. Financier hereby agrees to make an investment *("Investment")* in the Picture in the amount of $[AMOUNT] . (Minimum investment is One Hundred Dollars ($100.00) and maximum is One Hundred Twenty Four Thousand Dollars ($124,000.00) less investments committed.) ("*Financing*"). Upon complete execution of this Agreement, Financier shall provide the Financing to Producer in a manner compliant with WeFunder protocol.

    b. Producer seeks to raise up to One Hundred Twenty Four Thousand Dollars ($124,000) from an aggregate of **Financiers**. Producer shall use its best professional efforts to complete the Picture with a budget of the amount already raised plus the amount raised by **Financiers**, and other means, as may be needed. A Cost to Complete Budget at an approximate total of One Hundred Twenty Four Thousand Dollars ($124,000) ("*Budget Top Sheet*"), is attached hereto as Exhibit "A."

3. THE PICTURE.

    a. As between Financier and Producer, Producer will be solely responsible for the development, production, distribution, marketing, advertising, sales, and exploitation of the Picture.

    b. It is agreed Dan Partland will direct. Art Horan and Dan Partland will produce.

    c. Specifications. The Picture, when completed and delivered shall: (i) have a running time of not less than eighty (80) minutes nor more than one hundred twenty minutes (120), provided that Producer may additionally produce shorter broadcast versions of the Picture; (ii) be of first-class technical quality, and the negative, soundtrack and other material of the Picture shall be of first-class quality and condition so that the Picture shall be suitable for exhibition and/or distribution by customary means throughout the world; (iii) be originally recorded primarily in the English language; and (iv) shall be capable of qualifying for a rating from the Motion Picture Association of America ("MPAA") when and if submitted to the MPAA for a rating.

    d. <u>Synopsis</u>: The Picture is best described in the **Synopsis** attached hereto in <u>Exhibit "B"</u>.

4. RIGHTS:

    a. As between Financier and Producer, Financier understands and agrees that the Producer shall own all right, title and interest in the LLC and the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto.

    b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture and the operation of the LLC, including the commitments and contracts relative to any of the foregoing, shall be made by the Producer.

    c. Financier acknowledges that Producer has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist Producer in selling, licensing and/or otherwise exploiting the Picture.

5. PRODUCTION AND BUSINESS MATTERS. All of Producer's development and production services shall be performed in accordance with standard industry rules, regulations, and requirements.

6. RECOUPMENT. Producer agrees to repay to Financier the Financing, together with a fifteen percent (15%) premium thereon, solely from Gross Receipts (if any), plus a share of Net Receipts (if any) in accordance with this Paragraph 6. "***Gross Receipts***" as used herein shall mean all non-returnable, non-forfeitable sums actually received by Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto, and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Net Receipts are described in subparagraph 6g, below. Gross Receipts of the Picture, if any, shall be allocated in the following order:

a. First, to the payment of those items constituting usual and customary *“Sales and Distribution Costs.”* These are more fully detailed in Exhibit “C” attached hereto (and includes, for example, sales fees, distribution expenses, delivery costs, insurance premiums, copyright costs, and other filing fees).

b. Next, for the payment of any actual Production Deferments. As used herein, *“Production Deferments”* shall mean arrangements, if any, for the deferral of some or all the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services. Additionally, if the actual total costs of the Picture’s production exceed the Production Budget and if a portion of producer fees and reimbursements were deferred, they will be paid hereupon, on a pro rata basis with all other Deferments.

c. Next, to Financier (and any additional financiers on a pro rata pari passu basis in accordance with their respective Investment) until all Financiers have received One Hundred Percent (100%) of the Financing.

d. Next, to the payment of any verifiable loans and other debt incurred, if any, in connection with the Project, plus reasonable interest thereon.

e. Next, to the payment to Financier (and any additional financiers) of a fifteen percent (15%) premium on their Financing, on a pro rata basis.

f. Finally, to Net Receipts. *“Net Receipts,”* as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (f) above. Net Receipts shall be allocated as follows:

(i) Up to eight point two eight three two percent (8.2832%) of Net Receipts shall be paid out to all financiers on a pro rata basis determined by the amount of each financier’s Financing out of the $124K total. (Each $25K invested shall receive 1.67%.) (*“Financier’s Share”*).

(ii) Simultaneously, the balance of Net Receipts NOT paid to Financiers shall be paid to the Producer (*“Producer’s Share”*).

g. The terms of this Paragraph 6 shall be defined and accounted for on a most favored nations basis with all other WeFunder Financiers participating in Gross Receipts.

7. PERKS:

a. Provided Financier is not in material breach of this Agreement, Financier shall be entitled to perks as delineated on the #UNTRUTH WeFunder page. If the Financing qualifies in amount for a credit, then Financier's credit shall appear where all other like credits are placed (whether at the beginning or at the end as so-called "main on end" credits), in all positive prints of the Picture, and be in alphabetical order with all other credits.

b. All other aspects of Financier's credit and all other credits shall be at Producer's sole discretion. Producer will contractually obligate third party licensees and sub-distributors with whom Producer is in privity of contract to comply with the credit obligations set forth herein but shall not be responsible or liable to Financier for the failure of any such third party to comply with the same. Any inadvertent failure by Producer or its licensees or distributors to include Financier in the credits of the Picture in any form shall not be deemed a breach of this Agreement, and Producer will use reasonable efforts to correct such failure prospectively; provided that neither Producer nor its licensees or distributors shall be required to destroy any existing materials or products that do not meet the credit obligations stated herein.

8. ACCOUNTING: Producer will submit financial reports, and accompanying payments, if any, to Financier within seventy-five (75) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Producer. Financier shall have the right to contest said financial reports for a maximum of three (3) years following their issuance by Producer. In the event a collection account is established, Financier shall be a beneficiary thereto and shall receive accountings on the same basis and at the same time as the LLC.

9. RELATIONSHIP OF PARTIES. Parties acknowledge that Financier is not a member of the LLC for any purpose and that Producer will not provide Financier with any documentation in connection with the preparation and filing of its financial statements and tax returns (e.g., IRS Form K-1). Producer however agrees to (i) include Financier in any favorable film cost tax deduction election(s) and (ii) on an annual basis, to provide Financier with relevant tax information to facilitate Financier's tax returns within sixty (60) days of each financial year end.

10. PUBLICITY: Financier agrees that Financier will not release or disseminate any publicity or press release with respect to the Picture without Producer's prior written approval; provided that Financier may issue publicity primarily relating to Financier which incidentally mentions the Picture if such publicity is non-derogatory with respect to Producer, the Picture, directors and/or individual producer(s), any exhibitor, distributor, financier, network or sponsor of the Picture,

or any advertising agency of any of them. Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party.

11. ASSIGNMENT: Financier agrees that Producer may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or financier, and such person or entity assumes all of Producer's obligations in writing, Producer shall remain liable to Financier. Financier may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Financier may not be delegated without the prior written consent of Producer.

12. FINANCIER'S REPRESENTATIONS AND WARRANTIES: Financier represents and warrants the following:

    a. Financier has the legal right and authority to enter into this Agreement and to observe and perform fully Financier's obligations set forth herein, and that Financier's performance hereunder and the rights Financier has granted herein will not conflict with or violate any commitment, agreement, or understanding that Financier has or will have with any other person or entity.

    b. Other than as expressly set forth above, Producer has made no representations or warranties to Financier regarding the Financing, including without limitation, whether such investment is advisable or potentially profitable. In addition, Financier acknowledges that an investment in a motion picture is a risky investment and that there is no guarantee or promise that there will be sufficient proceeds derived from the Picture to repay the Financing and/or to pay the premium and/or Net Receipts to Financier. Financier has entered into this Agreement based on Financier's own knowledge, investigation and analysis and that of Financier's advisors and Financier is satisfied that this Agreement adequately protects Financier's interest, Producer has not made any representation to Financier about the advisability of the decision to invest in the Picture or the possibility of a return on the Financing, Financier has reviewed with Financier's own tax and other advisors the federal, state and local tax consequences of the transactions contemplated by this Agreement and Financier is relying solely on such advisors and not on any statements or representations of Producer or any of their respective agents. Financier understands that Financier shall be responsible for Financier's own tax liability that may arise as a result of the transactions contemplated by this Agreement.

c. Financier further acknowledges and agrees that: (i) Financier is able to bear the economic risks of the Financing (including possible complete loss of such Financing) for an indefinite period of time; (ii) Financier has a pre-existing personal or business relationship with Producer or one or more of its officers, or by reason of Financier's business or financial experience, or by reason of the business or financial experience of Financier's financial advisor(s) who is unaffiliated with and who is not compensated, directly or indirectly, by Producer, Financier is capable of evaluating the rides and merits of an investment in the Picture and of protecting Financier's own interests in connection with this Financing; (iii) Financier is entering this Agreement for Financier's own account, for investment, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and no other person will have any direct or indirect beneficial interest in or right to the Financing; (iv) Financier has no contract, undertaking, understanding, agreement or arrangement, formal or informal, with any person to sell, transfer, or pledge all or any portion of the Financing, and Financier has no current plans to enter into any such contract, undertaking, understanding, agreement or arrangement; and (v) Financier has not made any agreement or taken any other action which might cause any third party to become entitled to a broker's fee or commission in connection with the transactions contemplated by this Agreement.

d. The Financier has been advised by the Producer that (i) the offer and sale of the Financing has not been registered under the Securities Act; and (ii) there is no established market for the Financing nor is it anticipated that there will be any public market for the Financing in the foreseeable future.

e. THIS IS NOT AN OFFER OF REGISTERED SECURITIES. NO PROMISES ARE MADE EXCEPT AS SPECIFICALLY OUTLINED HEREIN AND THE INVESTMENT OUTLINED HEREIN IS NOT REGISTERED UNDER ANY FEDERAL FILINGS. THIS IS A FINANCIAL INVESTMENT IN THE PICTURE ONLY. PRODUCER MAKES NO PROMISES OR REPRESENTATIONS WITH RESPECT TO ANY PROCEEDS FROM THE EXPLOITATION OF THE PICTURE. THE INVESTMENT IS AT RISK.

13. PRODUCER'S REPRESENTATIONS AND WARRANTIES: Producer hereby represents and warrants that: (i) Producer owns and/or controls, or will own and control, without restriction, all rights in and to the Picture, including all copyrights therein, and in and to all literary, dramatic and musical material contained in the Picture and has or shall obtain all necessary licenses in connection therewith; (ii) it has the right to enter into and fully perform this Agreement and grant all of the

rights herein granted to Financier; (iii) there are not and shall not be any known outstanding claims, liens, encumbrances, or rights or interests of any nature in the Picture or any part thereof, or in any of the literary, cinematic or musical material contained therein or upon which the Picture is or is to be based, which can or will materially impair or interfere with any of the rights herein granted to Financier; (iv) to the best of Producer's knowledge, neither the Picture nor any part thereof will infringe upon or violate the rights of any other party; (v) Producer will use all reasonable good faith efforts to comply with all laws, statutes, ordinances, rules and regulations of each governmental entity having jurisdiction over Producer, the LLC, and/or the production of the Picture; (vi) it shall cause the Picture to be validly and timely registered in the U.S. Copyright Office; (vii) there is no action, suit, or proceeding pending or threatened against Producer or the Picture, before any court or administrative or governmental body; and (viii) Producer agrees to produce the Picture, as set forth herein. In addition, Producer has made available to Financier all information, including financial information, projections and other information, which is material to Financier in connection with the Financing, and Financier has been afforded the opportunity to obtain such information. Financier has had access to the business and financial experience of Financier's professional advisors who are unaffiliated with Producer. Financier has the capacity to protect its own interests in connection with the Financing and Financier acknowledges and agrees that the Financing is made in exchange for fair and equivalent consideration.

14. INDEMNIFICATION:

   a. Producer shall indemnify and hold harmless Financier and Financier's respective affiliates, successors, licensees or assigns, and the members, managers, officers, directors, employees and agents of all of the foregoing ("*Financier Indemnitees*"), from and against any and all third party claims, demands, suits, losses, costs, expenses (including without limitation reasonable outside attorneys' fees and court costs), damages or recoveries (including without limitation any amount paid in settlement) suffered, made, incurred or assumed by the Financier Indemnitees by reason of the breach of any warranty, representation or agreement made or entered into herein or hereunder by Producer, or occurring out of Producer's development, production, distribution, promotion, marketing, exhibition or general exploitation of the Picture and all rights therein.

   b. Financier shall indemnify and hold harmless Producer and its respective affiliates, successors, licensees or assigns, and the members, managers, officers, directors, employees and agents of all of the foregoing ("*Producer Indemnitees*"), from and against any and all third party claims, demands, suits, losses, costs, expenses (including without limitation reasonable outside attorneys' fees and court costs), damages or recoveries (including without limitation any amount paid in settlement) suffered, made, incurred or assumed by the Producer Indemnitees by reason of the breach of any warranty, representation or agreement made or entered into herein or hereunder by Financier.

15. REMEDIES: In the event of breach of this Agreement by Producer, Financier's remedy shall be limited to an action at law for damages, if any. In no event shall Financier have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution, or exploitation of the Picture.

16. RISK FACTORS:

   a. Although the predecessor film (#UNFIT) received wide distribution, there is no guaranty this film (#UNTRUTH) will be distributed as broadly.
   b. Projections include international distribution, and there can be no guaranty that international markets make the projected offers for rights to show the film abroad.
   c. The predecessor film (#UNFIT) was the first to contain the opinions and commentaries of psychologists, there is no assurance that this film (#UNTRUTH) will be seen as first mover in this space or operate with as little competition as the first film had.
   d. The predecessor film was about Trump and was universally seen across demographics, but there is no guaranty that this film about TrumpISM will cross demographics as readily in these increasingly tribal times.
   e. The predecessor film was greatly acclaimed, and many high-profile reviews drove viewership; there is no guaranty that this film will be as greatly acclaimed, or as widely reviewed.
   f. The success of the film is highly dependent on the Director and Producer; this film is independent, and the film team is small compared to larger budgeted films.
   g. Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.
   h. The entertainment industry in general, and the motion picture industry, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of

producing and distributing motion pictures. In addition, the theatrical success of a motion picture can remain a crucial factor in generating revenues in other media such as home video and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

17. ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in Los Angeles, California. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

18. NOTICES: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier shall be the date of service of notice.

19. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

20. COUNTERPARTS: This Agreement may be signed in counterparts and scanned or facsimile copies shall be deemed originals for all purposes.

21. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

ACCEPTED AND AGREED TO effective as of the date first hereinabove shown:

FINANCIER

[FOUNDER_NAME]
_____
By: *Founder Signature*
Its: Managing Member

[INVESTOR NAME]
_____
By: *Investor Signature*
Its: [INVESTOR TITLE]

EXHIBIT "A"

ESTIMATED COST TO COMPLETE

Production	$ 18,600
Editing Team (w sound and video correction)	$ 74,500
Graphics	$ 16,000
Animation	$ 15,000
Total	$ 124,100

EXHIBIT "B": SYNOPSIS

#UNTRUTH is a feature documentary by the filmmakers of **#UNFIT: The Psychology of Donald Trump**.

#UNFIT profiled the psychology of Trump during his term as President, but sadly, neither Trump nor the imitative pathologies have gone away. In fact, they have continued to metastasize since his Presidency ended. **#UNTRUTH** examines the psychology of "Trump*ism*" and the authoritarian strain that it seeded in the American political landscape. The film delves into the forces driving current efforts to enshrine a bias toward a white, conservative, minority rule, into US Law, and the forces of misinformation that have been deployed on the American electorate.

#UNTRUTH presents an eye-opening discussion, analysis, and science-based examination focusing not only on the root of Trumpism - the malevolence within Donald Trump - but on the many enablers, amplifiers, opportunists and beneficiaries that make Trumpism possible, and add to its danger. As such, the film **#UNTRUTH** has a wider and more complex interdependent focus than did **#UNFIT**.

#UNTRUTH features medical doctors, mental health professionals, renown historians, and other known faces and pundits from the Trump era, as they share their insights into the psychology and profit motives that drive current threats to democracy in the US and around the world.

The film will use the post-election timeline from Trump's election loss, through January 6th, to current nefarious judiciary and legislative initiatives, to provide a narrative spine for understanding the advance of the Trumpist effort to retain power by undermining democratic principals at every opportunity. The film will discuss disinformation borne from social media algorithms, the defamation judgments against Fox and others, and the looming threat of AI.

Archival clips, and interviews will be supported by graphics and animation that is informative, entertaining, and accessible. The film will avoid the typical partisan arguments in favor of surprising commentators with unique perspectives that defy the simplistic left/right divide.

The film will dissect the commonly held idea that Trump's following resembles a cult and will share the latest insights into the genetic and evolutionary science of personality and how it overlays with moral and political decisions.

As #UNFIT helped advance the public understanding of "Malignant Narcissism", **#UNTRUTH** will do the same for "Malignant Normality"– a degenerative societal phenomenon wherein the rampant flouting of norms and laws, in full view of the public, has the withering, corrosive effect of making no laws or norms enforceable, leaving a society without reliable moral underpinning.

#UNTRUTH will be structured to appeal also to the politically centrist right, and to independents so as to have a maximum effect. It will be a film designed to create and foster introspection and urgency. It will enlighten people of all political persuasions and highlight, not just the flaws of the current political right, but also suggest blind spots on the current left.

Interviewees include but are not limited to **George Conway, Anthony Scaramucci, Peter Strzok, Joe Walsh, Ruth Ben- Ghiat, Malcolm Nance, Dr John Gartner, Ilan Stavans** …

EXHIBIT "C":

SALES AND DISTRIBUTION COSTS - DETAIL
By inclusion herein, made part of this Agreement, subparagraph 6a

i.   Any actual out-of-pocket sales fees and sales expenses to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Producer relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Producer in connection with the processing of payments to profit participants on the Picture; actual, third party, out-of-pocket costs incurred by Producer pursuant to its collection account management agreement;

ii.   All other costs, expenses and charges actually incurred and paid by the Producer (or any affiliated or related entities) in connection with the delivery or distribution of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), actual, out of pocket marketing and advertising expenses, guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

iii.   Third party, out-of-pocket expenses incurred by Producer in connection with the ongoing ownership of the Picture, including but not limited to insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture, and maintenance and filing fees required to maintain Producer or the LLC in good standing; taxes and other fees; and any amounts required to be withheld by law, if any.